June 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Andrew Blume
Michael Kennedy
Mara L. Ransom
Sondra Snyder

Re:	Azure Power Global Limited
Amendment No. 3 to Registration Statement on Form F-1
Response dated May 27, 2016
File No. 333-208584

Ladies and Gentlemen:

This letter on behalf of Azure Power Global Limited (the “Company”) is in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated June 10, 2016 regarding the above-referenced Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-208584) filed with the Commission on April 19, 2016 (the “Registration Statement”) and the above-referenced Response filed with the Commission on May 27, 2016. For your convenience, each of the Staff’s comments has been set forth below in bold italics, and our response to that comment immediately follows.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Page references in the text of this response letter correspond to page numbers in the Amended F-1.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2016

Response to Staff Comments

Financial Statements

Note 1(b) Formation and initial public offering (‘IPO’), page F-9

1.	We note your response to comment 1 indicates that you do not believe the increase in the tenure of the CCDs and the Series E CCPS from 10 to 20 significantly modifies the fair value of such securities. Please address the following comments:

•	We note that you considered the economic life of the CCDs and the Series E CCPS to end on March 31, 2016, the date of the projected IPO liquidity event. Please tell us how you determined using an event contingent date, rather than the contractual term, was appropriate in calculating the 10% cash flow test. See ASC 470-50-40-12(c). Also, if you discounted cash flows through March 31, 2016 in your 10% test, explain to us the specific nature and use of the 5 year economic life (expected holding period) discussed in your response.

The Company acknowledges the Staff’s comment and respectfully submits that for the purpose of calculating the 10% cash flow test in accordance with ASC 470-50-40-12(c), if either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses shall be performed assuming exercise and non-exercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 % threshold is met.

The holders of CCDs and the Series E CCPS had a right to put those securities at any point after February 25, 2016. Accordingly separate cash flow analyses were performed assuming exercise and no exercise of the put option. The change in present value of the remaining cash flows in both scenarios is set forth below:

Particulars	Assuming exercise of the put option as on February 25, 2016 (Rs. Million)	Assuming non-exercise of the put option until maturity (Rs. Million)
Present value of the remaining cash flows of original security	2,759	2,598
Present value of the remaining cash flows of new security	2,759	2,747
Change in present value of the remaining cash flows	0%	5.7%

The Company submits that because the change in the present value of the cash flows under the exercise of the put option results in a change of less than 10%, the increase in the tenure of the securities was not deemed to be a substantial modification of terms.

While conducting the 10% test, assuming exercise of the put option, cash flows have been projected until the expected liquidity event on February 25, 2016; whereas in the case of non-exercise of the put option, cash flows have been projected until the end of contractual term (i.e., 10 years in case of original security and 20 years in case of new security).

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2016

The Company further submits that cash flows have been discounted until maturity and not to March 31, 2016 for the 10% test. Therefore, the 5 year economic life is not relevant to this analysis.

•	Since the common shares underlying conversion of the CCDs and CCPS, not the CCDs and CCPS themselves, are puttable, please clarify if your cash flow present value calculations under the 10% test assume redemption of the underlying common shares at March 31, 2016.

The Company respectfully confirms that its cash flow present value calculations under the 10% test assume redemption of the underlying common shares at March 31, 2016

•	Tell us the nature and timing of the various liquidity events you assumed in the fair value sensitivity analyses provided in your response, including the weighting you used for each liquidity event and how you determined such weightings were appropriate. Tell us the difference in fair value assuming there was no liquidity event and the old and new instruments were both held to maturity.

The Company acknowledges the Staff’s comment and respectfully submits that it has assumed the following scenarios for liquidity events and respective probabilities in the fair value sensitivity analysis carried out as of December 31, 2015:

•	Scenario 1: Exit by a liquidity event in the near future, i.e. in the next four years (such as an initial public offering (“IPO”) or a buyout of existing investors). Approximately 95%

•	Scenario 2: Exit at any time after the next four years through the time of maturity. Approximately 5%

Given that the Company has filed a registration statement and engaged investment bankers to help it undertake an IPO, the Company assigned a very high likelihood to a liquidity event in the near future. The CCDs and Series E CCPS holders are financial investors including private equity and venture capital firms. Unlike strategic investors, these private equity and venture capital firms generally have a shorter investment horizon, typically ranging from 7 to 10 years. As a result, the Company assigned a low probability to investors holding through the 20 year maturity date.

In assigning these probabilities, the Company considered that in addition to the current proposed IPO, the Company has been evaluating options to provide an exit to the current CCD and Series E CCPS investors. The Company also considered that certain CCD holders have already initiated discussions with the Company for a potential exit in the near future if the IPO is not consummated.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2016

The Company submits that it has carried out analysis considering that if there was no liquidity event until the maturity of both the original and new instrument, the difference in fair values of the securities, would have been in the range of approximately 5.7% (versus the original instrument), as disclosed in the above table.

•	Provide us with your computation of the change in the fair value of the conversion option. Compare the change in fair value to the carrying amount of the original debt immediately before the modification or exchange and demonstrate how the change represents less than 10% of the carrying amount of the original debt. Please refer to ASC 470-50-40-12(g). Tell us the difference in fair value of the conversion option assuming there was no liquidity event and the old and new instruments were both held to maturity.

The Company submits that the fair value of the embedded conversion option was not impacted because the conversion ratio is based on a fixed IRR which is not impacted by changes in the value or return on the underlying equity shares. Further, the conversion price of the embedded option is variable based on the fair value of the share as on the conversion date resulting in no additional payoffs (as compared to the accrued redemption value) in future under all situations. Accordingly, there is no change in the fair value of the conversion option and there is no breach of the criteria specified in ASC 470-50-40-10(a)/ASC 470-50-40-12(g).

2.	We note your response to comment 2 and have the following comments:

•	You indicate that the AZI Sponsors are entitled to dividends. To the extent you make dividend payments in the future on the AZI shares held by your Sponsors, tell us how you will account for and present such payments in your financial statements. Ensure you discuss how such payments will impact, if at all, your statement of operations presentation and EPS computations.

The Company acknowledges the Staff’s comment and respectfully submits that AZI has not paid any dividends on its equity shares and does not intend to pay dividends to its equity shareholders, including Azure Power Global Limited, in the foreseeable future. Further, while the equity shares held by the AZI Sponsors are legally entitled to dividends, the declaration of any dividend or distribution by AZI, requires the consent of APGL.

The Company further submits that in the event AZI pays dividend to its equity shareholders, dividends declared would be reported as a deduction from retained earnings until retained earnings is exhausted. In the absence of retained earnings, such dividends would be charged to Additional-Paid-In-Capital. Dividends declared or paid are normally presented in the statement of stockholders’ equity at the amount per share, and in total for each class of shares.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2016

The Company further respectfully submits that dividend payments would not impact the Company’s statement of operations and the EPS computation.

•	In your response to comment 1, you indicate that you have initiated discussions with certain CCD holders for a potential exit in the near future if the IPO is not consummated. Please tell us whether the restrictions in the AZI SHA and the Sponsor Lock-In Agreement, which you cite as your basis for not recording any non-controlling interest related to these shares, would still be applicable in the event that the exit of certain of the CCD and CCPS holders is other than by conversion of these securities in connection with an IPO.

The Company acknowledges the Staff’s comment and respectfully submits that the restriction in transfer of shares and control over the voting interest are controlled by the AZI SHA, which is executed among AZI, APGL and the AZI Sponsors. The exit of CCD investors that has been discussed is at APGL and will not impact the binding obligations between AZI and its Sponsors and will continue to be in full effect and binding even if there is an exit of any CCD or CCPS holder at the APGL level.

The Company further submits that the Sponsor Lock-in Agreement is assignable by the investors along with the transfer of their securities. As such, the potential exit and / or transfer of their securities by the CCD or CCPS holders does not affect the arrangement with the AZI Sponsors and the shares will be subject to the same restrictions and lock in arrangement post transfer or investment by any new investor.

We hope that the foregoing has been responsive to the Staff’s comments. Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey

Thomas J. Ivey, Esq.

cc:	Azure Power Global Limited

Inderpreet Wadhwa

Sandeep Chopra

cc:	Latham & Watkins LLP

Kirk A. Davenport II, Esq

Wesley C. Holmes, Esq

Ernst & Young Associates LLP

Kapil Jain